October 5, 2011

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:	Gerdau S.A.
Form 20-F for the Year Ended December 31, 2010
Filed June 2, 2011
File No. 001-14878

Dear Mr. Ingram:

We refer to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission dated September 26, 2011, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2010 filed on June 2, 2011.

This letter confirms our request for an additional ten business days to complete our response to the Comment Letter.  The reason for this request is that the materials responsive to comments 1, 2 and 3 are voluminous and must be gathered from diverse locations, and then analyzed properly, in order for us to fashion a response that is complete and accurate.

We appreciate the Staff’s favorable action on this request.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this letter.

Very truly yours,
GERDAU S.A.

		By	/s/ Osvaldo Burgos Schirmer

Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

Copy:	Erin Jaskot, Esq.
Staff Attorney